Exhibit 99
	For Release:	February 17, 2021
	Investor Contact:	Vince Meyer
218-723-3952
vmeyer@allete.com
NEWS

ALLETE, Inc. reports 2020 earnings of $3.35 per share; initiates 2021 earnings guidance; anticipates further improvement in 2022
DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported 2020 earnings of $3.35 per share on net income of $174.2 million and operating revenue of $1.2 billion. Reported results from 2019 were $3.59 per share on net income of $185.6 million and operating revenue of $1.2 billion. 2020 results were impacted by lower sales due to the COVID-19 pandemic and settlement of the Minnesota Power rate case earlier in the year. Net income in 2019 includes 24 cents per share for impacts of the gain on the sale of U.S. Water Services offset by its partial year financial results.
ALLETE’s operating and financial results for 2020 exemplify our company’s resilience in the face of unprecedented challenges brought on by the COVID19 pandemic,” said ALLETE President and CEO Bethany Owen. “Our early action on safety and financial positioning will enable us to move beyond the pandemic, even stronger, with our clean energy strategy.”
ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power and the Company’s investment in the American Transmission Co., recorded net income of $136.3 million, compared to $154.4 million 2019. Earnings reflect lower net income at Minnesota Power primarily due to: lower kilowatt-hour sales to retail customers due to COVID-19 impacts; lower revenue resulting from the expiration of certain municipal and power sale contracts; higher depreciation expense; and lower fuel adjustment clause recoveries in 2020 with the adoption of a new fuel adjustment clause methodology. These decreases were partially offset by higher rates resulting from Minnesota Power’s rate case and increased earnings related to the GNTL. In addition, results in 2020 included a second quarter 16 cent per share charge from the Minnesota Power rate case resolution for the refund of interim rates collected through April 30, 2020.
ALLETE Clean Energy recorded 2020 net income of $29.9 million compared to $12.4 million in 2019. Net income in 2020 reflects additional production tax credits and earnings from the new Glen Ullin, South Peak and Diamond Spring wind energy facilities, and higher wind resources at other wind energy facilities.
Corporate and Other businesses, which include BNI Energy and ALLETE Properties, recorded net income of $8.0 million in 2020 compared to net income of $19.9 million in 2019. Net income in 2020 included earnings from the company’s investment in the Nobles 2 wind facility which commenced operations in December 2020. Net income in 2019 included the gain on the sale of U.S. Water Services of $13.2 million after-tax.
“Our thoughtful positioning in the early stage of the COVID-19 crisis delivered on expectations in 2020, no small feat. Even with notable impacts lingering from the pandemic, our financial results exceeded our updated guidance range of $3.25 to $3.45 per share, which includes the 16 cent per share charge related to the Minnesota Power rate case resolution,” said ALLETE Senior Vice President and Chief Financial Officer Bob Adams. “Although we expect continued impacts of the COVID-19 pandemic in 2021, we remain keenly focused on delivering value to our investors and customers as we advance our clean energy strategy and positioning. This will set the stage for

ALLETE 30 West Superior Street, Duluth, Minnesota 55802

financial improvement and growth in 2022 as we execute on ALLETE’s key initiatives planned for 2021, including ALLETE Clean Energy’s growth initiatives and the Minnesota Power rate case filing later this year.”

Details of the Company’s 2021 earnings guidance were filed as part of today’s Form 8-K filing.

Live Webcast on February 17, 2021; financial slides posted on company website
ALLETE’s earnings conference call will be at 10:00 a.m. (EST), February 17, 2021, at which time management will discuss 2020 financial results and 2021 earnings guidance. To participate in the call, analysts are asked to dial 877-303-5852, pass code 9387381, ten minutes prior to the start time and refer to the “ALLETE’s Conference Call Announcing 2020 Financial Results.” All interested parties may listen to the live audio-only webcast accompanied by financial slides, which will be available on ALLETE’s Investor Relations website
http://investor.allete.com/events-presentations. A replay of the call will be available through February 24, 2021 by calling (855) 859-2056, pass code 9387381. The webcast will be accessible for one year at www.allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the company's operations, such as the charge for the recent Minnesota Power rate case resolution. Management believes that the presentation of non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented. See page 5 in this release for a reconciliation of 2020 annual GAAP earnings guidance range to 2020 annual adjusted earnings guidance range (Non-GAAP).

ALLETE 30 West Superior Street, Duluth, Minnesota 55802

ALLETE, Inc.
Consolidated Statement of Income
For the Periods Ended December 31, 2020 and 2019

	Quarter Ended		Year to Date
	2020	2019	2020	2019
Millions Except Per Share Amounts
Operating Revenue
Contracts with Customer – Utility	$266.1	$256.3	$987.3	$1,042.4
Contracts with Customer – Non-utility	51.5	45.4	170.5	186.5
Other – Non-utility	2.8	2.9	11.3	11.6
Total Operating Revenue	320.4	304.6	1,169.1	1,240.5
Operating Expenses
Fuel, Purchased Power and Gas – Utility	106.9	94.8	358.6	390.7
Transmission Services – Utility	17.2	14.0	67.0	69.8
Cost of Sales – Non-utility	18.1	18.8	66.7	80.6
Operating and Maintenance	70.1	63.3	252.0	264.3
Depreciation and Amortization	56.5	50.4	217.8	202.0
Taxes Other than Income Taxes	15.2	13.5	56.1	53.3
Total Operating Expenses	284.0	254.8	1,018.2	1,060.7
Operating Income	36.4	49.8	150.9	179.8
Other Income (Expense)
Interest Expense	(17.7)	(16.0)	(65.6)	(64.9)
Equity Earnings	5.4	6.4	22.1	21.7
Gain on Sale of U.S. Water Services	—	3.0	—	23.6
Other	5.6	4.1	14.7	18.7
Total Other Expense	(6.7)	(2.5)	(28.8)	(0.9)
Income Before Non-Controlling Interest and Income Taxes	29.7	47.3	122.1	178.9
Income Tax Benefit	(11.7)	(2.3)	(39.5)	(6.6)
Net Income	41.4	49.6	161.6	185.5
Net Loss Attributable to Non-Controlling Interest	(5.7)	(0.1)	(12.6)	(0.1)
Net Income Attributable to ALLETE	$47.1	$49.7	$174.2	$185.6
Average Shares of Common Stock
Basic	52.0	51.7	51.9	51.6
Diluted	52.1	51.8	51.9	51.7
Basic Earnings Per Share of Common Stock	$0.91	$0.96	$3.36	$3.59
Diluted Earnings Per Share of Common Stock	$0.90	$0.96	$3.35	$3.59
Dividends Per Share of Common Stock	$0.6175	$0.5875	$2.47	$2.35

Consolidated Balance Sheet
Millions

	Dec. 31,	Dec. 31,		Dec. 31,	Dec. 31,
	2020	2019		2020	2019
Assets			Liabilities and Equity
Cash and Cash Equivalents	$44.3	$69.3	Current Liabilities	$459.6	$507.4
Other Current Assets	210.6	200.2	Long-Term Debt	1,593.2	1,400.9
Property, Plant and Equipment – Net	4,840.8	4,377.0	Deferred Income Taxes	195.7	212.8
Regulatory Assets	480.9	420.5	Regulatory Liabilities	524.8	560.3
Equity Investments	301.2	197.6	Defined Benefit Pension & Other Postretirement Benefit Plans	225.8	172.8
Other Non-Current Assets	206.8	218.2	Other Non-Current Liabilities	285.3	293.0
			Equity	2,800.2	2,335.6
Total Assets	$6,084.6	$5,482.8	Total Liabilities and Equity	$6,084.6	$5,482.8

ALLETE 30 West Superior Street, Duluth, Minnesota 55802

	Quarter Ended		Year to Date
ALLETE, Inc.	December 31,		December 31,
Income (Loss)	2020	2019	2020	2019
Millions
Regulated Operations	$25.3	$40.2	$136.3	$154.4

ALLETE Clean Energy	13.1	5.9	29.9	12.4
U.S. Water Services	—	—	—	(1.1)

Corporate and Other	8.7	3.6	8.0	19.9
Net Income Attributable to ALLETE	$47.1	$49.7	$174.2	$185.6
Diluted Earnings Per Share	$0.90	$0.96	$3.35	$3.59

Statistical Data
Corporate
Common Stock
High	$62.28	$87.83	$84.71	$88.60
Low	$50.75	$78.25	$48.22	$72.50
Close	$61.94	$81.17	$61.94	$81.17
Book Value	$44.06	$43.19	$44.06	$43.19

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	299	301	1,134	1,130
Commercial	323	347	1,306	1,390
Industrial	1,645	1,888	6,192	7,277
Municipal	150	153	584	672
Total Retail and Municipal	2,417	2,689	9,216	10,469
Other Power Suppliers	1,544	891	4,039	3,185
Total Regulated Utility	3,961	3,580	13,255	13,654

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$34.6	$31.9	$127.9	$125.9
Commercial	34.5	33.4	134.0	139.5
Industrial	115.6	117.9	430.6	473.9
Municipal	10.7	9.2	41.2	48.6
Total Retail and Municipal	195.4	192.4	733.7	787.9
Other Power Suppliers	42.2	41.8	138.8	153.7
Other (Includes Water and Gas Revenue)	28.5	22.1	114.8	100.8
Total Regulated Utility Revenue	$266.1	$256.3	$987.3	$1,042.4

ALLETE 30 West Superior Street, Duluth, Minnesota 55802

A reconciliation of 2020 annual GAAP earnings guidance range to 2020 annual adjusted earnings guidance range (Non-GAAP) is as follows:

2020 Annual GAAP Earnings Guidance Range	$3.09 - $3.29
Rate Case Settlement Charge	$0.23
Less: Income Tax Benefit	$(0.07)
Rate Case Settlement Charge, Net of Income Tax Benefit	$0.16
2020 Annual Adjusted Earnings Guidance Range (Non-GAAP)	$3.25 - $3.45

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ALLETE 30 West Superior Street, Duluth, Minnesota 55802